Exhibit 99.4

English / French / Anglais Fran ais Request for Interim Financial Statements and MD&A Demande d tats financiers interm diaires et de rapports de gestion The interim financial statements and MD&A for Royal Bank of Canada are available at www.rbc.com/ Les tats financiers interm diaires et less rapports de gestion de la Banque Royale du Canada peuvent tre Investor relations, but under securities regulations securityholders may elect annually to receive them by mail. consult s www.rbc.com/invest issues. Dependant, en vertu de la r glementation sur les valeurs mobili res, les Please complete and return this card if you wish to receive the 2024 interim financial statements and MD&A. porteurs de titres peuvent choisir chaque ann e de les recevoir par la poste. Veuillez remplir et retourner cette Alternatively, you may request a paper copy of these statements by registering online at www.computershare. carte si vous d sirez recevoir les tats financiers interm diaires et les rapports de gestion en 2024. Vous pouvez com/mailinglist. www galement computershare demander.com/listedistribution de recevoir des exemplaires imprim s des tats financiers en vous inscrivant en ligne . . Computershare, our transfer agent, will use the following information solely for the mailing of such financial Computershare, notre agent des transferts, utilisera les renseignements suivantes uniquement pour l envoi statements. You may view Computershare s Privacy Code at www.computershare.com/privacy or you may de ces tats financiers. Vous pouvez prendre connaissance du Code de confidentialit de Computershare request to receive a copy by mail. www.computershare.com/confidentialite ou nous demander de vous en faire parvenir un exemplaire par la poste. Name / Nom Apt. / App. Street Number / Num ro civique Street Name / Rue City / Ville Prov. / tat Postal Code / Code postal / Zip Code RYCQ 31BQNN 01YT1A

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